May 12, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Modular Medical, Inc.

Registration Statement on Form S-1

File No. No. 333-271413

Acceleration Request

Requested Date:	May 15, 2023
Requested Time:	5:00 p.m. Eastern Time (US)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as underwriter, hereby join in the request of Modular Medical, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time (US), on May 15, 2023, or at such later time as the Company or its outside counsel, Lucosky Brookman LLP, may request via a telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 450 copies of the Preliminary Prospectus dated May 12, 2023 through the date hereof, to underwriters, dealers, institutions and others.

The undersigned, as underwriter, has complied and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

NEWBRIDGE SECURITIES CORPORATION

By:	/s/ Chad D. Champion
	Name:	Chad D. Champion
	Title:	Senior Managing Director